FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 7, 2007

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item:

1.	Press release entitled, “AUO May 2007 Consolidated Revenues Set Record High at NT$35.5 Billion”, dated June 7, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 7, 2007	By:	/s/ Max Cheng
Name: Max Cheng
Title: Chief Financial Officer

News Release

AU Optronics Corp. May 2007 Consolidated Revenues Set Record High at NT$35.5 Billion

Issued by: AU Optronics Corp.
Issued on: June 7, 2007

Hsinchu, Taiwan, June 7, 2007 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced another record month for May 2007 based on sales and unit shipments. AUO’s preliminary consolidated May 2007 revenue of NT$35,503 million and unconsolidated net sales of NT$35,499 million both broke the historical mark since last October and rose 12.5% sequentially.  On a year-over-year comparison, consolidated and unconsolidated May 2007 revenues largely increased by 76.3% and 76.4% respectively.

Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications for May also set a new record of 6.51 million units, up 6.1% from the previous month. Shipments of small-and-medium-sized panels broke the ten-million unit milestone and hit a historical high to total 10.65 million, a 14.2% sequential growth.

 (a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
May 2007	35,503	35,499
April 2007	31,551	31,549
M-o-M Growth	12.5%	12.5%
May 2006	20,134	20,127
Y-o-Y Growth	76.3%	76.4%
Jan to May 2007	147,773	147,741
Jan to May 2006	108,830	108,812
Y-o-Y Growth	35.8%	35.8%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation and Tech - Well (Shanghai) Display Co.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.1%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 1Q2007 WW Large-Area TFT-LCD Shipment Report dated May 5, 2007.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

For more information, please contact:
Rose Lee                                                                                                   Yawen Hsiao
Corporate Communications Dept                                                             Corporate Communications Dept.
AU Optronics Corp                                                                                     AU Optronics Corp.
Tel:  +886-3-5008899 ext 3204                                                                  +886-3-5008899 ext 3211
Fax: +886-3-5772730                                                                                 +886-3-5772730
Email: rose.lee@auo.com                                                                       yawen.hsiao@auo.com